SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number: 001-11648
Glamis Gold Ltd.

(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following document(s) are furnished with this Form 6-K:

Exhibit No.	Exhibit

99.1	Shareholder Rights Plan Agreement, amended May 3, 2006.

99.2	Voting Results Report for May 3, 2006 Meeting of Shareholders.

Signatures
Exhibit Index
Shareholder Rights Plan Agreement
Voting Results Report

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: May 10, 2006	By:	/s/ Charles A. Jeannes

	Name:	Charles A. Jeannes
	Its:	Executive Vice President,
General Counsel and Secretary

Exhibit Index

Exhibit No.	Exhibit

99.1	Shareholder Rights Plan Agreement, amended May 3, 2006.

99.2	Voting Results Report for May 3, 2006 Meeting of Shareholders.